UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014
Commission File Nos.: 002-09048

333-188984-01

THE BANK OF NOVA SCOTIA

SCOTIABANK COVERED BOND
GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

40 King Street, West
64th Floor
Toronto, Ontario
Canada M5H 1H1
Attention: Executive Vice-President
and Group Treasurer

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE BANK OF NOVA SCOTIA’S AND SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-188984) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

An exhibit is filed herewith in connection with the The Bank of Nova Scotia (the “Bank”) and Scotiabank Covered Bond Guarantor Limited Partnership (the “Guarantor LP” and together with the Bank, the “Registrants”) U.S.$15,000,000,000 global covered bond program shelf registration statement on Form F-3 (File No. 333-188984).

The exhibit filed herewith is Exhibit 1.2, an underwriting agreement dated September 4, 2014 (the "Underwriting Agreement") in connection with the issuance of U.S.$1,500,000,000 aggregate principal amount of 2.125% covered bonds due 2019. A form of the Underwriting Agreement was previously filed with the Commission as Exhibit 1.1.

Exhibit Number	Description of Exhibit
1.2	—	Underwriting Agreement, dated as of September 4, 2014, by and among the Bank, Guarantor LP, Barclays Capital Inc. and Scotia Capital (USA) Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA
By:	/s/ Ian Berry
Name: Ian Berry
Title: Managing Director & Head, Funding
SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP
By:	/s/ Christy Bunker
Name: Christy Bunker
Title: Vice President

Date: September 8, 2014